Exhibit (a)(5)

October 16, 2003

From: Jorge Benitez

To: Holders of SCA Class I common shares

Subject: Accenture SCA Tender Offer

I am pleased to inform you that on October 1, 2003, Accenture Ltd received at least $250 million from the sale of the 12,300,000 Accenture Ltd Class A common shares subject to the over-allotment option exercised by the underwriters in connection with the recent secondary offering of Accenture Ltd Class A common shares.

Receipt of the funds from this sale was a condition to the offer dated September 30, 2003 and made by Accenture SCA to redeem and by Accenture International SARL to purchase up to an aggregate of 71,000,000 Class I common shares at a price of $21.00 per share, in cash from the holders of Accenture SCA Class I common shares, as previously provided to you along with the accompanying shareholder communication. This condition of the offer has now been satisfied.

I want to remind you that the offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, October 28, 2003, unless the offer is extended. If you wish to tender any of your Class I common shares in the offer, we must receive a properly completed and executed shareholder communication at or before this time.